UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

SEMI ANNUAL REPORT PURSUANT TO REGULATION A

SEMI ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2022

NOWIGENCE INC

(Exact name of registrant as specified in its charter)

New York	45-2891478
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

418 Broadway, 2nd Floor, Albany, NY 12207

(Address of principal executive offices)

704-275-5522

Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" in our Offering Circular filed on Form 1-A -POS dated September 15, 2021.

Company Overview

Nowigence, Inc. (OTCQB: NOWG) is an early growth stage company incorporated in the state of New York in August 2011. As on June 14th, we began trading on the OTCQB Venture Market; a mid-tier OTC equity market, offering early-stage and developing companies the benefits of being publicly traded in the U.S. with lower cost and complexity than a U.S. exchange listing. The move to emerge from being a private company to being publicly listed comes on the heels of the launch of Pluaris™, our company’s comprehensive and turnkey artificial intelligence (“AI”) knowledge engine.

Our executive offices are located at 418 Broadway, 2nd Floor, Albany, NY 12207. Prior to COVID, we had plans to move our corporate office to Charlotte in North Carolina. But as COVID uncertainties continued for over two years, we abandoned our relocation plans and remained at the earlier office location. Our website is www.nowigence.com, and our telephone number is 704-275-5522, the contents of which are not incorporated in this Offering Circular.

Nowigence, Inc. is the creator of Pluaris, a cloud-based app that allows individuals, teams, and enterprises to quickly distill knowledge from massive amounts of textual data, both public and private. By integrating state-of-the-art data processing techniques in an intuitive interface at an affordable subscription price, Pluaris puts the power of Data Science in the hands of consumers.

Nearly all data generated by humans is in the form of language, but few companies today have the resources to leverage it. Our patentable, proprietary knowledge management platform utilizing AI techniques with advanced Machine Learning (ML) and Natural Language Processing (NLP) automatically reads data from hundreds of documents in seconds with human-level comprehension and understanding of the text. Pluaris summarizes, answers questions on-the-fly, benchmarks, creates notes with just a click, allows for teams to share and work collaboratively in real-time from anywhere in the world. Over 2 hours of daily work now takes less than 20 minutes.

Information overload buries basic facts and wastes time impacting one’s ability to make decisions and remain productive. The dangers of information overload have grown increasingly severe in the modern world because there’s so much free information available.

A recent report by Tribune stated that people between the ages of 16 and 64 spend a daily average of seven hours on the Internet. Wikipedia estimates that this age group represents 74% of the world’s nearly 8 billion people. McKinsey report says employees spend 1.8 hours every day searching and gathering information. Gartner estimates there are more than 1 billion knowledge workers worldwide as of December 2019. This leads us to believe that the minimum serviceable market potential is $20 billion despite the most conservative lens used for estimating the opportunity size.

Recent decade saw the emergence of language-based tools. Siri (launched in 2011) and Alexa (in 2014) understand just a few commands but not all language-based data. Pluaris was developed with the use of artificial intelligence, supervised machine learning (ML) and natural language processing (NLP) models to analyze large volumes of irregular data contained in text. The digital customer service agents are command-based too. They understand a few keywords but lack the interpretive language capabilities of humans.

Pluaris is a smart, cloud-based, ready-to-use application that automates the task of searching and intelligently reading that typically are time consuming human-intensive activities. The state-of-the-art AI algorithms, intuitive user interface and “no-code” technical requirement ensures immediate value to almost any customer and requires no specialized training. Most competitors belong to the service industry or are consultants, providing human resources to custom develop solutions from scratch, many of which fail according to Gartner.

Pluaris is designed to cater to different communities of common interest aligning itself to Web 3.0. It’s data at scale capabilities address volume, variety, velocity, and veracity of large data sets in real time. We have recently completed an integration with the world’s major and unique carbon negative blockchain company. Integrating Pluaris with blockchain not only enhances privacy and security but also allows its users the flexibility of keeping the knowledge personal or sharing it with peer groups. Additionally, users earn Pluaris tokens and NFT rewards while using the platform ensuring usage and customer loyalty. Future enhancements include integrating Pluaris with enterprise tools used daily like Salesforce, Slack, Emails, One Drive, Google Drive, SharePoint, World Wide Web, and others to make it a one-stop shop for synthesizing knowledge from information.

The market of Knowledge Management (KM) is expanding rapidly and is competitive like any technology-based product market. Traditionally, it was Evernote that positioned itself in the personal knowledge management (PKM) market with capabilities to clip content from web, read offline, create notes and manage tasks. The note-taking feature within the PKM market saw new entrants in the form of Notion and Roam Research. Just this one aspect of KM has seen high valuation. For instance, Roam Research received a $9 Million Seed at 200 Million Valuation and Notion first raised $10 million at $800 million valuation and then another $50 million at a $2 billion value.

Notetaking is just one part of KM. We believe that Pluaris takes a leap forward in KM with its in-built features of semantic search, answering questions, key content extraction and summarization on any topic from hundreds of documents.

Pluaris basic product is available at an affordable monthly subscription. Price tiers increase as users require more advanced capabilities. The monthly subscription per user (typically) is paid in advance quarterly. Configuration of the front-end UI/UX or additional jargon training is charged extra.

We are seeing strong customer traction with students and educators in universities and salespeople in enterprises with over 500 employees.

Operating Results

As of June 30, 2022, we became a publicly traded company. It was on June 14th that we began trading on the OTCQB Venture Market, a mid-tier OTC equity market. The move to emerge from being a private company to being publicly listed comes on the heels of the launch of Pluaris™, our company’s comprehensive and turnkey artificial intelligence (“AI”) knowledge engine.

Commercial Update:

It was in the month of March 2022 that public concerns regarding the Omicron COVID variant abated. It was then that sales organizations and educational institutions responded favorably for testing and piloting our product platform. Earlier in the year, we hired our first senior executive in Sales responsible for India and the Middle East.

Customer traction is strong and growing rapidly. We piloted the product’s capabilities in the educational sector by testing its accuracy in many subjects like Organizational Behavior, Economics, Literature, History, and others. Pluaris was able to answer questions right off the bat with over 70% accuracy within minutes of uploading course content and previous years’ test papers. It hones the abilities of students to seek knowledge, working for them 24/7 processing information and presenting it in ways that helps them to learn by answering questions as per their line of thinking, summarizing content for a quick preview identifying sections for detailed reading, facilitating notetaking and teamwork.

Additionally, Pluaris was able to deliver value for salespeople in various industry sectors. Pluaris can read and comprehend content from financial reports, earnings call transcripts, analysts’ reviews, press releases, customer service call transcripts, and stored files, including minutes of meeting from storage tools like One Drive, Google Drive, Dropbox, or SharePoint. Salespeople are then able to stay abreast of developments on industry, product, executives, people move, competition, R&D, customer, and competition. This enables them to present themselves as thought leaders to their peers and improve the quality of operational and strategic planning for their organizations.

Recently, we completed the integration with a premier blockchain company whose website states that they are the world’s most powerful and sustainable blockchain. This integration with Pluaris allows sales and marketing teams in organizations across various industries to not only search, extract, condense, store, connect, and disseminate insights but also to post content with just a click to social media sites like LinkedIn and Twitter. Sales and marketing teams can now present themselves as thought leaders.

We expect to close new deals of sizeable amounts within few weeks or months. Our outlook is that we should be able to propagate our brand and experience strong growth.

Growth Council:

Many senior executives from different companies accepted our invitation to join the growth council bringing in their expertise in technology, industry connections, business development and strategy to position Pluaris for compounded growth.

As a result, we have a firm plan to integrate Pluaris with a skill enhancement platform that has 3 million users and is owned by one of our growth council members, the founder and CEO of Glocal Thinkers.

We also expanded our executive leadership team. Mr. Krishna Tammireddy joined us as our Chief Marketing Officer (CMO). Click here to learn more about his achievements.

We expect to place a larger focus with additional promotion budgets in the quarter beginning October of 2022.

Financials:

In the first half of 2022, we believe that we have successfully conducted trials and provided the proof of concept with premier educational institutes, large corporations, and a major blockchain company. We expect to break ground on a few sizeable commercial deals in the second half of the year.

We invested in sales and marketing to develop the market. At the start of the year, a prominent senior sales executive joined the team with responsibility to grow sales in India and the Middle East. Our spend in Marketing and PR activities was $34,298 in the first half of 2022 as compared to $7,744 for the entire year of 2021. We will continue to increase our spend in this category as we grow in sales. Initially, we were focused in expanding our customer base in India but recently we are working with customers in the U.S.A too.

Product sales in the first half of 2022 is $39,414 as compared to $44,137 for the entire year of 2021. We expect to close a few customer deals in the second half of 2022 helping us to get closer to cash breakeven. Our efforts to achieve cash breakeven reflect in the Basic and Net Loss Per Share. In the first half of 2022, the measure of net loss per share is at $0.0037 as against $0.0140 for the 2021 financial year.

Liquidity and Capital Resources:

The Founder and CEO provided the liquidity for the company during the first half of 2022 to sustain operations. A net additional cash of $126,264 was provided by the founder as a long-term debt while an additional $52,500 was raised through sales of Class A common stock. Also, as cash remained tight, additional stocks valued at $250,030 were issued to team members, board of directors, growth council members, and vendors for services rendered in exchange of Class A common stocks for the year 2021 and partly in 2022.

Also, we received the forgiveness for the second tranche of the PPP Loan of $127,100 provided by the SBA. Accordingly, the entry is accounted for in “Other Income (Forgiven PPP)”.

Item 2: Other Information

The Founder and CEO continued to provide financing to support the operations of the company from the 1st of July to the date of submitting this filing, which is the 28th of September, 200. This amounts to an additional $63,500.

We are in discussion with a vendor with whom we have outstanding payments to settle in exchange of Class A common stock equity. The discussions concluded favorably in July. We expect to show a reduction in our Accounts Payable with the year-end filing.

Additionally, one of our service advisors, who had previously agreed to forgo payment for services rendered in the past for an indefinite period of time, has currently demanded present payment in the form of unreasonable amounts of Class A stocks to be awarded to him immediately. Management disputes such claims and has determined that his asserted claims lack merit.

Also, we assess depreciation at the end of the year. No depreciation amount is considered in the semi-annual filing.

Item 3. Financial Statements

NOWIGENCE INC.
CONSOLIDATED BALANCE SHEET
As of June 30, 2022, and December 31, 2021 in USD
See accompanying Notes to the Financial Statements.

	June 30, 2022 (Unaudited)	2021 (Audited)
ASSETS

Current assets:
Cash and cash equivalents	$4,711	$5,726
Accounts and other short-term receivable	5,835	6,641
Total current assets	10,546	12,367

Software development, net of amortization (see Note 3)	832,562	800,811

Total assets	$843,108	$813,179

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Current liabilities:
Accounts payable	$274,558	$293,287
Interest payable	7,655	7,655
Long term debt current	83,877	83,700
Total current liabilities	366,090	384,642

Long-term debt (see Note 4)	214,354	215,368

Total liabilities	580,444	600,010

Shareholders’ equity:
Common Stock, Class A (700,000,000 shares authorized, $0.00001 par, 31,227,472 and 29,723,732 issued as of June 30, 2022, and December 31, 2021, respectively)	312	297
Common stock, Class B (200,000,000 shares authorized, $0.00001 par, 37,927,270 and 37,927,270 shares issued and outstanding as of June 30, 2022, and December 31, 2021, respectively)	379	379
Additional paid-in capital	4,060,658	3,758,147
Accumulated Other Comprehensive Income	-	38,865
Retained deficit	(3,798,685)	(3,584,520)
Total shareholders’ equity	262,664	213,168

Total liabilities and shareholders’ equity	843,108	813,178

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF OPERATIONS
As of June 30, 2022 (unaudited), and 2021 (Audited) in USD
See accompanying Notes to the Financial Statements.

	Semi-Annual 2022 (Unaudited)	Total Year 2021 (Audited)
Revenues	$39,414	$44,137
Cost of revenues	6,119	16,923
Gross profit (loss)	33,295	27,214

Operating expenses:
Selling, general and administrative	398,325	792,380
Amortization		261,368
Total operating expenses	398,325	1,053,748

Operating loss	(365,030)	(1,026,534)

Interest income/(expense)	(15,099)	(19,795)
Government grant income	127,100	127,100

Pretax loss	(253,029)	(919,229)

(Provision)/benefit for income taxes	(0)	$(0)

Net loss	(253,029)	(919,229)

Foreign currency translation adjustment	-	38,685

Comprehensive Net Loss	$(253,029)	$(880,364)

Basic and Diluted Net Loss Per Share	(0.0037)	(0.0140)

Weighted Average Shares Outstanding – Basic and Diluted	69,154,742	65,637,621

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY/(DEFICIT)
For the six months period ending June 30, 2022 (unaudited) and full calendar year 2021 (audited)

							Accumulated
	Class A		Class B		Additional		Other	Total
	Common Stock		Common Stock		Paid-In	Retained	Comprehensive	Shareholders’
	# Shares	$ at par	# Shares	$ at par	Capital	Deficit	Income	Equity/(Deficit)
Balance as of December, 2020	26,740,230	$267	37,927,270	$379	$3,011,518	$(2,665,291)		$346,873
2021 Issuance of Shares	523,218	5			344,600			344,605
2021 Shares Issued as Compensation	2,460,284	25			402,025			402,050
2020 Net loss						(919,229)	38,865	(880,364)
Balance as of December 31, 2021	29,723,732	$297	37,927,270	$379	$3,758,143	$(3,584,520)	$38,865	$213,163
IH 2022 Issuance of shares	75,000	1			52,499			52,500
2021 Shares Issued as Compensation	1,428,740	14			250,015			250,030
2021 Net loss						(253,029)		(253,029)
Balance as of June 30, 2022	31,227,472	$312	37,927,270	$379	$4,060,658	$(3,798,685)	Incl. in Retained Deficit	$262,664

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the semi-annual period ending June 30, 2022 (unaudited) and 2021 (audited) in USD
See accompanying to the Financial Statements

	June 30, 2022	Year-end 2021
	(Unaudited)	(Audited)
Cash flows from operating activities
Net Comprehensive Loss	$(253,029)	$(919,229)
Add back: Amortization		261,368
Share based compensation	250,030	295,800
Forgiveness PPP	(127,100)	(127,100)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Net increase/(decrease) in accounts payable	(18,729)	289,700
Net increase/(decrease) in interest payable	(0)	(0)
Net (increase)/decrease in accounts receivables	806	4,544
Net cash used in operating activities	(148,023)	(194,917)

Cash flows from investing activities
Software development costs	(31,756)	(378,998)
Net cash used in investing activities	(31,756)	(378,998)

Cash flows from financing activities
Proceeds from the issuance of stock	52,500	344,599
Net additional long-term debt	126,264	188,773
Net cash provided by financing activities	178,764	533,373

Net change in cash and cash equivalents	(1,015)	(40,542)
Effect of foreign exchange on cash		38,865

Cash and cash equivalents at beginning of period	5,726	7,401
Cash and cash equivalents at end of period	$4,711	$5,726

Supplemental disclosure of cash flow information
Cash paid for interest	15,099	19,795
Cash paid for taxes in India	0	0

NOWIGENCE INC.
Notes to the Financial Statements
As of and for the calendar years ended December 31, 2021 and 2020

NOTE 1 - NATURE OF OPERATIONS

Nowigence Inc. and subsidiaries (the “Company”) is an innovative software-as-a-service (SaaS) company focused on developing and bringing to market Pluaris™ — a comprehensive, ready-to-use artificial intelligence (AI) platform. Pluaris delivers the combined power of an intelligent reader along with a smart semantic search engine.

Pluaris is able to read the contents of many files from public and private data sources while searching for any topics. It uses advanced Machine Learning (ML) and natural language processing (NLP) techniques to analyze the content it reads. Data is transformed, linked, taxonomized, and optimized for storage, analysis, and synthesis.

The Company was formed in August 2011 but had very limited activity until 2017. Since then, it has been developing Pluaris which was launched at commercial scale in late 2021.

Since Inception, we have relied on raising capital from the founder’s private network of friends and family and loans from its founder to fund its operations. As of June 30, 2022, the Company had negative retained earnings and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. As on June 14th, we began trading on the OTCQB Venture Market; a mid-tier OTC equity market, offering early-stage and developing companies the benefits of being publicly traded in the U.S. with lower cost and complexity than a U.S. exchange listing. The move to emerge from being a private company to being publicly listed comes on the heels of the launch of Pluaris, our company’s comprehensive and turnkey artificial intelligence (“AI”) knowledge engine.

Pluaris is designed to cater to different communities of common interest aligning itself to Web 3.0. It’s data at scale capabilities address volume, variety, velocity, and veracity of large data sets in real time. We have recently completed an integration with one of the world’s major and unique carbon negative blockchain company. Integrating Pluaris with blockchain not only enhances privacy and security but also allows its users the flexibility of keeping the knowledge personal or sharing it with peer groups. Additionally, users earn Pluaris tokens and NFT rewards while using the platform ensuring usage and customer loyalty. Future enhancements include integrating Pluaris with enterprise tools used daily like Salesforce, Slack, Emails, One Drive, Google Drive, SharePoint, World Wide Web, and others to make it a one-stop shop for synthesizing knowledge from information.

Subsidiary

Since January 18, 2019, the Company owns and operates Nowigence India Private Limited, its wholly owned entity. The Company has presented consolidated financial results with Subsidiary.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Principals of Consolidation

The Company has prepared these financials by consolidating the activity with its wholly owned subsidiary and eliminating intercompany transactions.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, pandemic, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2022, the Company is operating as a going concern. See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2022, and December 31, 2021, the Company had $4,711 and $5,726 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As of June 30, 2022, and December 31, 2021, the Company had $5,835 and $6,641 of outstanding accounts receivable.

Property and Equipment and Depreciation

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of June 30, 2022, the Company had an immaterial amount of fixed assets.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Earning per share accounting policy

The Company accounts for its loss per common share utilizing  primary and fully diluted earnings per share. Basic loss per share is computed by dividing loss available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For current period, the Company is taxed as an C corporation. Because the Company has suffered losses during its start-up phase, the only provision for income taxes, if any, is on the small amount of earnings in the Company’s Indian subsidiary.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method for its Subsidiary as part of its consolidation. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

There is a concentration of existing sales. Nearly 90% of the revenue recognized is through Company operations in India from a single customer.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps:

(i) identify the contract(s) with a customer,

(ii) identify the performance obligations in the contract,

(iii) determine the transaction price,

(iv) allocate the transaction price to the performance obligations in the contract and

(v) recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from the use of the software platform is recognized as the services are performed. There is a concentration of existing sales. Nearly 90% of the revenue recognized is through Company operations in India from a single customer for both the financials period, the semi-annual period as of June 30, 2022 and the year 2021.

Cost of Sales

The Company expenses its sales and marketing team’s total employee expenses (it expenses the cost of its employees in the Subsidiary and then the team in the U.S. who work in the commercial operations of the business) and other server-related costs in conjunction with the provision of services to its customers. However, most of its employees are in technology and linguistic research.

Advertising Expenses

The Company expenses advertising costs including product marketing and investor relation PR as they are incurred.

Legal and Professional Fees

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“ASC 986-20”). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company’s current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

In the semi-annual reporting, amortization is ignored. As with previous semi-annual reporting, we shall estimate the amortization at the year-end. In 2021, the Company capitalized 100% percent of the salaries of the associated with technology costs with the software development program of the Company. Previously, in 2020, it capitalized 100% of the expenses incurred on technology. The Company routinely evaluates both the technological feasibility and the estimate of payroll expense and data subscription expenses utilized in this calculation. In 2021, due to the pandemic, it was very difficult to commercialize a novel technology in the marketplace. Hence, the company decided to deploy all the technology resources in product development.

Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales. Upon reaching technological feasibility, the company amortizes the capitalized costs over a period of 3-5 years.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, “Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting”, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

The company, based on ASC718, used their recommended basis to evaluate the shares that it issued to its advisors, employees, and Board members for the services they provided. A discount of 75% from the price at which the shares were selling in the private market was assessed. This resulted in an additional paid-in-capital of $250,030.

NOTE 3 – SOFTWARE DEVELOPMENT COSTS

As discussed above, the Company has capitalized its software development costs (“SDCs”) during this start-up period. The Company then amortizes the SDCs over their estimated useful life of five years. The Company amortizes technologically feasible internally-developed software over a 5 year period. The Company has recorded amortization expense in the calendar year ending as on December 31, 2021 as $261,368. Amortization is recorded annually.

The Company monitors the carrying value of the SDCs for impairment. As of December 31, 2021 the Company has not yet recorded any impairment of the SDCs.

NOTE 4 – LONG-TERM DEBT

The Company has procured borrowings to fund working capital needs from the founders/management team as well as from commercial sources.

As of June 30, 2022, and December 31, 2021, the Company had an ending balance of $298,232 and $299,068. The Company received forgiveness for the PPP Loan of 2021. On receiving the forgiveness from the Government, the company recognized the amount as Other Income (Forgiven PPP).

Additionally, in 2022 and 2021, the Company has borrowed or paid its Commercial Line of Credit or Cash Reserve Loan depending on its working capital reserves. As of June 30, 2022, the total borrowing from commercial sources including a line of credit was $83,877. The interest rates on these loans are 9.49% percent. These credit facilities mature in 5 years.

The company also owes $196,616 to its founder as on June 30, 2022. The loan accrues interest expense at the rate of 18 percent per annum, but the interest has not yet been paid. Repayment terms have not been definitively provided for.

Future minimum principal payments under the loans are as follows as of December 31:

2022	$83,700
2023	0
2024	0
2025	0
2026	0
Thereafter	88,268
Total	$171,968

NOTE 5 – INCOME TAX PROVISION

The Company has filed all required tax returns and does not have a net taxable position requiring a provision other than the small amount of tax the Company has accrued for on behalf of Subsidiary at the statutory rate of India. The Company believes that this reflects the actual tax provision of the Company in all material respects. The Company does not expense software development.  To the extent possible, the book/tax treatments are identical.

The Company has a deferred tax asset related to historical accumulated income tax losses.  Management has determined and assessed a full valuation allowance against its deferred tax assets as of both December 31, 2021 and 2020. The Company has no recognized and recorded deferred tax asset or liability.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is involved with two litigations as follows:

American Express filed a complaint stating that it loaned an amount of $25,060 to the company which is unpaid. The Company in its response on January 20th, 2022, has denied the allegation and requested for proof.

In a complaint filed by Gravity Technologies Inc, the allegation is that an amount of $89,040 with interest is due from the Company against services provided. The Company in its response dated February 10th, 2020 denies the allegation.

However, the Company has, for the time being, recorded the liability under Accounts Payable as $23,674 for American Express and $88,760 for Gravity Technologies Inc, amounting to $112,434. This continues to be recorded in our books as on June 30, 2022.

NOTE 7 – SHAREHOLDERS’ EQUITY

Common Stock

The Company has two classes of common stock. Each Class A share is entitled to one vote per share and each Class B share is entitled to 10 votes per share. Class A shares are tradeable whereas Class B cannot be traded unless converted to Class A. Only the Company’s founder, Anoop Bhatia, is entitled to Class B shares.

The Company has authorized 700,000,000 shares of Class A stock. Of the Class A shares, the Company has issued 31,227,472 and 29,723,732 shares as of June 30, 2022 and December 31, 2021, respectively. Additionally, the Company has authorized 200,000,000 shares of Class B stock and has issued 37,927,270 and 37,927,270 shares as of June 30, 2022, and December 31, 2021, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

As described above in Note 4, the Company has procured borrowings from the founder/management team. The loan outstanding from its founder as of June 30, 2022, is $196,616 and from other shareholders 17,739. Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length. In addition, the company issued shares as compensation to its employees, board members, and advisory service providers. As of June 30, 2022, these were valued at a discounted price from the prevailing market price to the amount of $250,030.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations but has incurred a loss for all periods from Inception through June, 2022. The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Note 10), capital contributions from the founder, other fundraising, and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Securities Offering

During 2022, the Company is planning to raise capital through the issuance of securities exempt from registration under Regulation A and under Regulation D 506B. The Company is qualified to raise a total of $50,000,000 by issuing up to 16,666,666 shares of Class A common stock under Regulation A, but this cannot be assured. The offering being planned is a continuous offering for a period of 730 days from the qualified date (which is 2021-09-30) under SEC Regulation A+ 251(d)(3) for a maximum raise of $50,000,000 at a price range of $3 to $5 per share.

Management’s Evaluation

Management has evaluated subsequent events through September 28, 2022, the date the semi-annual financial statements were available to be issued. The Founder, Anoop Bhatia, has loaned the business an additional $63,500 to sustain its operations from July 1st to the 27th September of 2022. During this phase the company, in its belief, has made progress to close commercial deals and has tested the integration of its platform with the world’s major and unique carbon negative blockchain company. It has been able to continue its operations by attracting experienced industry experts by issuing Class A Common Stock in exchange for services rendered by advisors and employees.

1EXHIBITS TO OFFERING STATEMENT

Exhibit No.	Description

1A-2A	Certificate of Incorporation (*)
1A-2B	By-laws (*)
1A-12	Legal Opinion & Consent (*)
1A-4	Sample Subscription Agreement (*)
1A-11	Consent of the Public Accountant (*)
1A-EX	Consultancy Agreement (*)
1A-6	Underwriter Agreement (*)

(1)	Filed herewith.
(*)	Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in Albany, New York, NY on October 4, 2022.

NOWIGENCE, INC.

By:	/s/ Anoop Bhatia
Name:	Anoop Bhatia
Title:	Chairman & Chief Executive Officer

Date:	October 4, 2022

This Offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Anoop Bhatia	Chairman of the Board, CEO (Principal Executive Officer)	October 4, 2022
Anoop Bhatia

/s/ David Evans	Board Member	October 4, 2022
David L. Evans

/s/ Ms. Tracy Metzger	Board Member	October 4, 2022
Tracy Metzger

/s/ Ian Moore	Board Member	October 4, 2022
Ian Moore

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